Planned Spin-off of Woori Bank’s Credit Card Business

On September 16, 2011, the board of directors of Woori Bank, a wholly-owned direct subsidiary of Woori Finance Holdings Co., Ltd. (the “Company”), resolved to effect a horizontal spin-off its credit card business to form a new entity, which will be a wholly-owned direct subsidiary of the Company. As of the same date, the board of directors of the Company approved a related resolution regarding the Company’s contemplated acquisition of shares in the credit card business entity to be newly formed following such spin-off. The details of the planned spin-off are as follows:

1. Key details:

•	Name of the remaining company: Woori Bank

•	Name of the new company (tentative): Woori Card Co., Ltd.

•	Date of spin-off: December 31, 2011

•	Expected date of registration of spin-off: January 2, 2012

2. Purpose of the spin-off: to strengthen and expand the Company’s credit card business, including with respect to operations, competitiveness, risk management and synergies with the Company’s other subsidiaries.

3. Spin-off ratio (Woori Bank : Woori Card Co., Ltd.) = 0.7790133 : 0.2209867

4. Details regarding the remaining company following the planned spin-off:

•	Name: Woori Bank

•	Total capital: KRW 2,983,451,900,000

•	Primary business: banking, trust and foreign exchange

•	Listing status after the spin-off: not listed

•	Capital reduction as a result of the spin-off: 22.0986678%

5. Details regarding the new company:

•	Name (tentative): Woori Card Co., Ltd.

•	Total capital: KRW 846,331,000,000

•	Total number of shares to be issued: 169,266,200 shares

•	Primary business: credit card business

•	Listing status after the spin-off: not listed

• Details regarding the credit card business spin-off by Woori Bank are subject to change depending on (i) the results of the general meeting of shareholders of Woori Bank to be held at a later date and (ii) approval processes with the relevant regulators.

• The above details are based on Woori Bank’s financial condition as of June 30, 2011, and, as such, are subject to change.